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                                                                  Exhibit 12.1

                                 SAFEWAY INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (dollars in millions)



                                                          1994           1993           1992         1991         1990
                                                         -------        -------        -------      -------      -------
Income before income taxes,
     extraordinary loss and cumulative
     effect of accounting changes                        $ 424.1        $ 216.3        $ 197.4      $ 166.2      $ 194.7

Add interest expense                                       221.7          265.5          290.4        355.4        384.1

Add interest on rental expense (a)                          86.6           88.0           88.0         83.0         82.0

Less equity in earnings of unconsolidated affiliates       (27.3)         (33.5)         (39.1)       (45.8)       (25.5)

Less gain on common stock offering by
     unconsolidated affiliate                               -               -              -           (27.4)        -

Add minority interest in subsidiary                          3.0            3.5            1.7          1.3          1.4
                                                         -------        -------        -------      -------      -------
     Earnings                                            $ 708.1        $ 539.8        $ 538.4      $ 532.7      $ 636.7
                                                         =======        =======        =======      =======      =======


Interest expense                                         $ 221.7        $ 265.5        $ 290.4      $ 355.4      $ 384.1

Add capitalized interest                                     2.9            4.2            8.0         10.6          3.3

Add interest on rental expense (a)                          86.6           88.0           88.0         83.0         82.0
                                                         -------        -------        -------      -------      -------
     Fixed charges                                       $ 311.2        $ 357.7        $ 386.4      $ 449.0      $ 469.4
                                                         =======        =======        =======      =======      =======

     Ratio of earnings to fixed charges                     2.28           1.51 (b)       1.39         1.19 (c)     1.36
                                                         =======        =======        =======      =======      =======


(a) Based on a 10% discount factor on the estimated present value of future operating lease payments.

(b) Safeway's ratio of earnings to fixed charges during 1993 were adversely affected by a $54.9 million charge to operating and administrative expense for severance payments made to retail employees in the Alberta, Canada division as part of a voluntary employee buyout. Excluding this charge, the ratio of earnings to fixed charges for 1993 would have been 1.66.

(c) Safeway's ratio of earnings to fixed charges for 1991 was adversely affected by a $115 million charge to operating profit in connection with the bankruptcy of AppleTree Markets, Inc. ("AppleTree"). The $115 million charge was an estimate of the eventual net lease and related cash payments which Safeway expected to make over a period of up to 16 years in connection with any liability Safeway may have on the leases assigned to AppleTree as part of the sale of the Company's former Houston division. Excluding this charge, the ratio of earnings to fixed charges for 1991 would have been 1.44.





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